BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL

HELD ON MARCH 23, 2021

1.           Date, Time and Place: Held on February March 23, 2021, at 10:00 am, by videoconference.

2.           Summons and Presence: Summons duly held pursuant to the Fiscal Council Internal Regulation, with the presence of the totality of the members of the Fiscal Council: Mr. Attílio Guaspari (“Mr. Attílio Guaspari”), Mr. André Vicentini (“Sr. André Vicentini”) and Mrs. Maria Paula Soares Aranha (“Mrs. Maria Paula Aranha”). Also present was Mr. Fabian Junqueira e Ricardo Hirashima, partners from KPMG Auditores Independentes.

3.           Presiding Board: Chairman: Attílio Guaspari. Secretary: Carlos Eduardo de Castro Neves.

4.    Agenda: (i) Analysis of 20-F Form; Presentation of KPMG’s opinion on the 20-F Form Review.

5.           Matters and Resolutions: Once the agenda had been examined, the following matters were discussed and the following resolutions were taken:

5.1.       Analysis of the 20-F Form; Presentation of KPMG’s opinion on the 20-F Form Review. The 20-F Form and KPMG’s opinion on the 20-F Form Review were presented to the members of the Fiscal Council. After analysis and discussion, the members of the Fiscal Council clarified their doubts and acknowledged the 20-F Form.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Fiscal Council or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Fiscal Council.

São Paulo, March 23, 2021.

_________________________________ Carlos Eduardo de Castro Neves Secretary

Extract of the Minutes of the Ordinary Meeting of the Fiscal Council held on March 23, 2021

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